UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen, China 518052

+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Director and Co-Chief Executive Officer

On May 2, 2026, Xiaoxuan Zhu notified the Board of Directors (the “Board”) of Big Tree Cloud Holdings Limited (the “Company”) of her resignation as a member of the Board and as Co-Chief Executive Officer of the Company, effective as of the same date.

Ms. Zhu’s resignation was for personal reasons and was not the result of any disagreement with the Company relating to the Company’s operations, policies or practices, including any matters relating to its accounting principles or practices or financial statement disclosure.

The Company thanks Ms. Zhu for her service and contributions during her tenure and wishes her the best in her future endeavors.

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the registration statement on Form S-8 (Registration No. 333-284468) of Big Tree Cloud Holdings Limited (the “Company”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2025, and (ii) the Company’s registration statement on Form F-3 (Registration No. 333-289941) of the Company, that was initially filed with the SEC on August 29, 2025, and declared effective by the SEC on September 9, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2026
Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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